December 15, 2015

VIA EDGAR AND OVERNIGHT MAIL

Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:                             PRA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 3, 2015

Form 8-K Filed November 2, 1015

File No. 001-36732

Dear Ms. Jenkins:

PRA Health Sciences, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 8, 2015, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Form 8-K filed on November 2, 2015.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Form 8-K filed November 2, 2015

1. We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm that in future Exchange Act filings you will remove this presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

The Company advises the Staff that it will no longer be presenting alternative full income statements which exclude certain items recorded in its GAAP-basis Statements of Income in its future filings with the Commission.

* * * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings.  We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Mike Bonello at (919) 786-8238 or BonelloMike@prahs.com, or the undersigned at (919) 786-8211 or BaddourLinda@prahs.com.

Sincerely,

/s/ Linda Baddour
Linda Baddour
Executive Vice President & Chief Financial Officer

cc:                                Richard Fenyes, Simpson Thacher & Bartlett LLP (via email)